

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2024

Patrick Reilly
Chief Financial Officer
Angel Studios, Inc.
295 W Center St.
Provo, UT 84601

      Re: Angel Studios, Inc.
           Registration Statement on Form 10-12G
           Filed February 27, 2024
           File No. 000-56642

Dear Patrick Reilly:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Trade & Services

cc: Kathryn A. Lawrence